Exhibit 99.2

SVRE Holdings Ltd. Unaudited condensed consolidated interim financial statements as of June 30, 2026 and December 31, 2025 and for the three-month and six-month periods ended June 30, 2026 and 2025

SVRE Holdings Ltd.
Unaudited condensed consolidated balance sheet
As of June 30, 2026 and December 31, 2025
All amounts in thousands of US dollars (except share and per share data)

	Note		June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents			162,413	2,556
Accounts receivable			31	80
Inventories	4		24,667	18,566
Other current assets			4,217	4,336
Total current assets			191,328	25,538

Non-current assets:
Property and equipment, net	5		736,964	559,528
Other non-current assets			984	5,368
Total non-current assets			737,948	564,896
Total assets			929,276	590,434

Liabilities
Current liabilities:
Accounts payable and accrued expenses	11		37,080	17,081
Salaries and social charges			5,985	6,378
Taxes payable			532	1,029
Current portion of long-term leases			717	960
Royalty agreement	10		19,429	5,769
DFC Loan facility	6.3		6,107	-
Other current liabilities			1,359	809
Total current liabilities			71,209	32,026
Non-current liabilities:
Accounts payable and accrued expenses	11		162	-
Class A preferred shares	7		-	45,377
Royalty agreement	10		139,227	67,258
Credit agreement	6.1		-	107,262
DFC Loan facility	6.3		297,993	-
Asset retirement obligations			4,854	4,423
Long-term leases, less current portion			147	324
Provision for contingencies			1,471	1,449
Private placement warrants liability	8		14,775	8,625
DFC warrants liability	9		215,062	-
Total non-current liabilities			673,691	234,718
Total liabilities			744,900	266,744
Stockholders equity
Ordinary shares — 96,714,285.71 — issued outstanding, without par values.		-	-	-
Class A ordinary shares — 96,714,285.71 — issued outstanding, without par values.			-	-
Additional paid capital			617,647	614,383
Accumulated other comprehensive loss			(13,928)	(31,111)
Accumulated deficit			(419,343)	(259,582)
Total stockholder’s equity			184,376	323,690
Total liabilities and stockholder’s equity			929,276	590,434
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statements of operations
For the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of US dollars, except per share amount

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2026	2025	2026	2025

Revenue		-	199	588	1,698
Costs of sales		(303)	(7,973)	(5,312)	(21,905)

Total gross margin		(303)	(7,774)	(4,724)	(20,207)

General and administrative expenses		(13,055)	(7,198)	(20,261)	(10,218)
Other expenses, net	14	(11,605)	(2,023)	(14,789)	(4,792)
Total operating expenses		(24,660)	(9,221)	(35,050)	(15,010)

Operating loss		(24,963)	(16,995)	(39,774)	(35,217)

Financial income	13	832	607	1,007	1,729
Financial expenses	13	(124,754)	(5,205)	(136,972)	(5,918)
Foreign currency exchange, net		178	20,147	15,978	51,582
Income (Loss) before income taxes		(148,707)	(1,446)	(159,761)	12,176
Deferred tax income		-	-	-	-
Net income (loss)		(148,707)	(1,446)	(159,761)	12,176

Net loss per share attributable to SVRE Holdings Ltd.

Basic and diluted loss per share		(0.77)	(0.01)	(0.83)	0.06

Weighted-average shares outstanding:
Basic and diluted		193,428,571.42	193,428,571.42	193,428,571.42	193,428,571.42

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statement of comprehensive loss
For the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Net income (loss)	(148,707)	(1,446)	(159,761)	12,176
Other comprehensive loss
Foreign currency translation adjustment	4,199	10,025	17,183	16,406
Total comprehensive income	(144,508)	8,579	(142,578)	28,582

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statement of changes in stockholders’ equity
For the six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive loss	Total stockholders equity
Balance as of January 01, 2025	96,714,285.71	-	96,714,285.71	-	-	-	606,134	(241,051)	(37,576)	327,507
Share-based compensation	-	-	-	-	-	-	5,698	-	-	5,698
Net income	-	-	-	-	-	-	-	12,176	-	12,176
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	16,406	16,406
Balance as of June 30, 2025	96,714,285.71	-	96,714,285.71	-	-	-	611,832	(228,875)	(21,170)	361,787
Balance as of January 01, 2026	96,714,285.71	-	96,714,285.71	-	-	-	614,383	(259,582)	(31,111)	323,690
Share-based compensation	-	-	-	-	-	-	3,264	-	-	3,264
Net loss	-	-	-	-	-	-	-	(159,761)	-	(159,761)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	17,183	17,183
Balance as of June 30, 2026	96,714,285.71	-	96,714,285.71	-	-	-	617,647	(419,343)	(13,928)	184,376

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statement of cash flows
For the six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars

	June 30, 2026	June 30, 2025

Cash flows from operating activities:
Net income (loss)	(159,761)	12,176
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	981	1,017
Depreciation of right of use assets	477	718
Provision for contingencies	(69)	1,331
Sundry interest incurred	207	468
DFC loan facility interest	434	-
Accretion expense – ARO	154	134
Interim funding - interest and top up	3,600	-
Issuance costs credit agreement	673	-
Gain (loss) on fair value change warrants liability	125,756	83
Inventory impairment	4,673	31,024
Share-based compensation	3,264	5,698
Changes in operating assets and liabilities
Recoverable taxes	207	(217)
Inventories	(6,918)	(25,624)
Other current assets	(139)	1,357
Accounts receivable	49	(34)
Other liabilities	971	(29)
Deferred financing costs	4,031	-
Accounts payable and accrued expenses	2,204	(8,098)
Salaries and social charges	(1,035)	(1,556)
Taxes payable	(497)	(818)
Net cash provided by operating activities	(20,738)	17,630
Cash flows from investing activities:
Acquisition of property and equipment	(36,602)	(8,706)
Payment of interest capitalized	-	(8)
Net cash used in investing activities	(36,602)	(8,714)
Cash flows from financing activities:
Proceeds of Interim funding	18,000	-
Lease payments	(573)	(824)
Proceeds of DFC loan facility, net of issuance costs	297,993	-
Proceeds of DFC warrant	95,456
Royalty payments	(34)	(61)
Payment of principal suppliers financing	-	(342)
Payment of Class A preferred shares	(47,653)	-
Payment of credit agreement	(110,556)	-
Payment of interim funding	(21,600)	-
Payment of interest cost overrun commitment	(135)	(347)
Net cash provided by (used in) financing activities	230,898	(1,574)
Exchange rate difference on cash and cash equivalents	(13,701)	(45,663)
Net increase (decrease) in cash and cash equivalents	159,857	(38,321)
Cash and cash equivalents at beginning of year	2,556	79,162
Cash and cash equivalents at end of year	162,413	40,841

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
1Description of the organization and business operations (development)
SVRE Holdings Ltd., collectively with its subsidiaries (the “Company”, “SVRE”, “we”, “our” or “us”) are developing Pela Ema (the “Project”), one of the largest known ionic-clay Rare Earth Element (“REE”) deposit outside of Asia.
The Project is located in Minaçu, an established mining area in central Brazil in the state of Goiás, a traditional mining district with well-developed and mature infrastructure, including roads and highway systems with easy access to oceanic ports, telecommunications, services, labor, and an abundant water supply. SVRE has access to a workforce from the nearby town of Minaçu and mine operations are close to existing transport, renewable power, water and other infrastructure. The Project also benefits from a large, long-life deposit containing an elevated proportion of high value heavy and light REEs, including neodymium (Nd), praseodymium (Pr), terbium (Tb) and dysprosium (Dy), that are key to permanent magnet production as well as applications in the automotive, energy, aerospace and defense, robotics, healthcare, and other critical industries.
SVRE has secured all permits required for the Project, which is designed to produce a Mixed Rare Earth Carbonate (“MREC”). As of June 30, 2026, the Project remains in the development stage and has not yet achieved the milestones necessary to be considered operational. We are currently implementing an expansion and optimization project that we expect will result in higher production capacity, a sustained lower operating cost profile and enhanced product quality. We expect to complete construction and commence commercial operations in 2027.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
2Presentation of the unaudited condensed consolidated interim financial statements
The accompanying unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These unaudited condensed consolidated financial statements comprise the financial statements of the Group. The financial information presented within the Company's consolidated interim financial statements has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). All intercompany accounts and transactions have been eliminated in consolidated interim financial statements. These interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.
The December 31, 2025 condensed consolidated balance sheet was derived from audited financial statements and does not include all disclosures, including notes, required by GAAP; however, the Company believes the disclosures included are adequate to make the information presented not misleading. The June 30, 2026 unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the 2025 Annual Report.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2026, and its statement of income (loss), comprehensive income (loss), and cash flows for the six-month periods ended June 30, 2026, and 2025.
(a)Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for a period of one year after the date the financial statements are issued or are available to be issued.
Management believes that the going concern assumption is appropriate for these financial statements based on its continuing ability to raise financing through equity and debt issuances, including financial support obtained from its stockholders until the Company achieves production and sales levels that allow it to fund operations without the need for financings.
(b)Functional and presentation currency
The United States Dollar (U.S. dollar) is the functional currency of the Company. The functional currencies of the Company’s international subsidiaries are the local currency of the country in which the subsidiary is located. For US GAAP purposes, the Company has elected to use the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. These unaudited condensed consolidated financial statements are presented in U.S. dollar, except where otherwise indicated.
(c)Use of judgment, estimates and assumptions
The preparation of the unaudited condensed consolidated interim financial statements, in conformity with US GAAP requires management to make estimates, assumptions and judgments that affect reported amounts of assets, liabilities, revenues, and expenses. Actual

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
results may differ from such estimates. Estimates where there is potential risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of property and equipment, the recoverability of the carrying value of property and equipment, fair value measurements for financial instruments, discount rates for leases, the recoverability and fair value of financial instruments and measurement of deferred tax assets and contingent liabilities.
On an ongoing basis, the Company bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. The Company reassesses these estimates on a regular basis; however, actual results could differ from these estimates.
(d)Principles of consolidation
The financial statements of subsidiaries are included in the unaudited condensed consolidated financial statements as of the date that control commences until the date that control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intergroup balances and transactions and any revenues and expenses arising from intergroup transactions have been eliminated in preparing the unaudited condensed consolidated financial statements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
3    Summary of significant accounting policies
For a detailed description of the Company’s Significant Accounting Policies, please refer to the Company’s consolidated financial statements as of December 31, 2025, and 2024.
3.1     Issued accounting standards not yet adopted
In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement: Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires additional disclosures that disaggregate income statement expense line items, including (i) the amounts of purchased inventory, employee compensation, depreciation, amortization, and other related costs and expenses; (ii) a qualitative description of costs and expenses not disaggregated quantitatively; and (iii) the definition and total amount of selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The ASU should be applied prospectively; however, retrospective application is permitted for all prior periods presented. The Company is currently evaluating the impact of adopting this ASU on its financial reporting disclosures statements.
In January 2025, the FASB issued ASU 2025-01, Income Statement: Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting this ASU on its financial statements reporting disclosures.
In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. This ASU clarifies the accounting for share-based consideration payable to a customer, including the determination of the grant date, the application of the performance condition guidance to vesting conditions tied to a customer's purchases or potential purchases, and the accounting for forfeitures of share-based consideration when the related performance conditions are not met. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The ASU should be applied using a modified retrospective or full retrospective approach. The Company is currently evaluating the impact of adopting this ASU on its financial statements reporting disclosures.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This ASU applies to business entities that receive government grants and addresses the accounting for cash and non-monetary grants, including forgivable loans, while excluding tax abatements, income tax credits, and exchange transactions. The ASU requires recognition of government grants when there is reasonable assurance that the entity will comply with the conditions attached to the grants and the grants will be received. The amendments permit income-related grants to be presented as either other

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
income or a reduction of related expenses, and asset-related grants to be recorded as deferred income or as a reduction of the asset's cost basis. This ASU is effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal years, with early adoption permitted. The ASU may be applied using a modified prospective, modified retrospective, or full retrospective approach. The Company is currently evaluating the impact of adopting this ASU on its financial statements reporting disclosures.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which improves and clarifies interim reporting requirements under U.S. GAAP. The ASU compiles required interim disclosures, including disclosure of material changes since the last annual reporting period, to improve consistency and navigability. This ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The ASU should be applied prospectively, although retrospective application is permitted for all prior periods presented. The Company is currently evaluating the impact of adopting this ASU on its financial statements reporting disclosures.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
4Inventories

	June 30, 2026	December 31, 2025
Materials and supplies	10,911	7,444
Stockpiles	12,836	10,080
In-process inventory	-	116
Concentrate inventory	920	926
Total	24,667	18,566
During the six-month periods ended June 30, 2026 and 2025, the Company recognized inventory valuation losses of US$4,673 and US$18,792, respectively, related primarily to concentrate inventory (and in-process inventory in 2025). Based on prevailing metals market prices, the net realizable value of these inventories was determined to be below their carrying value. Accordingly, the carrying value of the affected inventories was reduced to net realizable value, and the resulting losses were recognized in the consolidated statements of operations within cost of sales.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
5Property and equipment, net
As of June 30, 2026 and December 31, 2025 the Company’s property and equipment consisted of the following:

	Useful Life (in years)	June 30, 2026	December 31, 2025
Machinery and equipment	14	13,461	12,633
Furniture and office equipment	11	1,405	1,278
Computers	5	1,979	1,678
Vehicles	5	156	168
Software	10	1,883	1,721
Construction in progress		707,992	531,929
Mineral properties and mine development		15,125	14,020
Others	9	3,848	3,513
Property and equipment		745,849	566,940
Accumulated depreciation and amortization		(8,885)	(7,412)
Property and equipment, net		736,964	559,528

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
6Loans and financing
6.1Credit Agreement
    In October 2021, SVRE entered into a senior secured, non-revolving credit facility (the “Credit Agreement”) with OMF FUND III (F) Ltd.. Following the most recent amendment to the Credit Agreement on October 18, 2024, the facility provides a total committed amount of US$ 80,000, with contractual maturity scheduled for December 31, 2029. The facility allows borrowings in multiple tranches of up to US$ 20,000 each. Borrowings under the facility bear interest at an annual rate of 10%, plus the greater of (i) three-month SOFR and (ii) 2% per annum. Additionally, the agreement also provides that up to US$ 35,000 (“Cost Overrun Commitment”) shall be advanced by way of one or more Cost Overrun Advances, with interest at an annual rate of 11% plus the greater of (i) three-month SOFR and (ii) 2% per annum.
The first borrowing of US$ 40,000 was funded in September 2023, net of US$ 654 in debt issuance costs, a second borrowing of US$ 40,000 was funded in February 2024, net of US$ 18 in additional issuance costs. As of December 31, 2025, the Company had fully drawn the initial commitment under the facility.
On March 5, 2026, the Company repaid in full the entire outstanding principal balance under the Facility, including all capitalized interest accrued through the repayment date, resulting in the extinguishment of all obligations of the Company under the Facility as of such date.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

	June 30, 2026	December 31, 2025
Opening balance	107,262	93,007
(+ ) Amortization of debt issuance costs	673	-
(+) Accrued interest	2,621	14,255
(- ) Payment of loan	(110,556)	-
Closing balance	-	107,262
Current	-	-
Non-Current	-	107,262
The Company is required to pay a commitment fee to OMF FUND III (F) Ltd. equal to 2% per annum of the undrawn portion of the Cost Overrun Commitment, payable quarterly in arrears.

	June 30, 2026	December 31, 2025
Opening balance	-	-
(+) Accrued interest	135	700
(- ) Payments	(135)	(700)
Closing balance	-	-
6.2Interim funding
On January 12, 2026, the Company entered into arrangements for interim funding under the cost overrun facility with certain shareholders (MVB Investment Holdings LLC, VB (Rare Earths) Limited, and EMG Fund V SVRE Holdings, LLC, collectively, the “Participants”) and OMF FUND III (F) Ltd.. The arrangements contemplated up to US$24,000 of interim funding from the Participants and up to US$8,000 from OMF FUND III (F) Ltd., subject to specific conditions. The Company received US$18,000 of proceeds from the Participants.
Amounts advanced under the Facility bear interest at a variable rate per annum equal to the 12-month Term SOFR rate plus 11.00%, with interest capitalized and added to the outstanding principal balance through the maturity date of December 31, 2029.
In addition to the stated interest, upon repayment of any Cost Overrun Advance, the Company is obligated to pay a top-up amount (the "Top-up Amount") equal to the excess, if any, of (a) 1.2 times the original principal amount of such Cost Overrun Advance over (b) the aggregate amount of such Cost Overrun Advance, including any capitalized interest thereon, repaid on or prior to such date, plus any interest paid in cash through such date. The Top-up Amount is fully earned when due, is non-refundable under any circumstances, and is not subject to reduction by way of setoff or counterclaim. The Top-up Amount is payable in addition to any interest or other amounts payable pursuant to the Facility or the related Funded Participation Agreements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
On March 5, 2026, the Company repaid in full the entire outstanding principal balance under the Facility, including all capitalized interest and the applicable Top-up Amount accrued through the repayment date, resulting in the extinguishment of all obligations of the Company under the Facility as of such date.

	June 30, 2026	December 31, 2025
Opening balance	-	-
(+) Addition	18,000	-
(+) Top-up amount	3,600	-
(-) Payment of Loan	(21,600)	-
Closing balance	-	-
Current	-	-
Non-Current	-	-
6.3Finance agreement with the DFC
On January 21, 2026, the Company entered into a finance agreement with the United States International Development Finance Corporation (“DFC”) providing for a senior secured term loan facility in an aggregate principal amount not to exceed US$565,000 comprised of (i) an initial tranche of up to US$465,000 and (ii) an incremental tranche of up to US$100,000 (together, the “Facility”). The Facility will be available in up to six disbursements, subject to satisfaction of certain conditions.
Annual interest accrues at a floating rate based on Term SOFR plus a 4.0% spread, and the Facility includes, among other items, a commitment fee on undisbursed amounts, a facility fee, and an annual maintenance fee. The term of the Facility is not to exceed twelve years from the first closing date, with principal repayable in quarterly sculpted installments through maturity.
The obligations under the Facility are expected to be guaranteed pursuant to certain guaranty agreements and secured by first-priority liens on specified collateral (including pledged shares) under related security documents. The agreement also includes customary affirmative and negative covenants, reporting requirements, and events of default. In connection with the incremental tranche, the agreement contemplates issuance to DFC of a warrant to purchase ordinary shares representing up to 10% (and an additional 2% upon the incremental loan, on a fully diluted basis, subject to the terms of the warrant) at a nominal exercise price. Refer to Note 9 for further details on the DFC warrants.
The first borrowing of US$ 325,000 was funded on March 5, 2026. On June 4, 2026, the Company drew down the incremental tranche of US$100,000 (the "Incremental Loan"). Net cash proceeds of US$99,000 were deposited into the Company's construction account, with US$1,000 withheld by DFC as a facility fee. Proceeds from the Incremental Loan are designated for project costs, including mine optimization and debottlenecking capital expenditures, sustaining capital, operating and maintenance costs, royalty payments, financing fees, and DFC loan interest.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
As described in Note 9, the Incremental Loan was issued together with the DFC Warrants, which the Company determined represent an equity conversion feature embedded within the Incremental Loan rather than a freestanding financial instrument. Because the fair value of the resulting embedded derivative liability at issuance exceeded the gross proceeds of the Incremental Loan, substantially all of the proceeds were allocated to the embedded derivative liability, and the Incremental Loan (debt host) was initially recognized at a nominal carrying value. The resulting discount is accreted to the principal amount of the Incremental Loan through interest expense using the effective interest method over its remaining term, which results in an effective interest rate on the Incremental Loan that is significantly higher than its stated contractual rate. Refer to Note 9 for the amount of the loss recognized on initial recognition of the embedded derivative liability and the related fair value measurement.

	June 30, 2026	December 31, 2025
Opening balance	-	-
(+) Addition – initial tranche	325,000	-
(+) Addition – incremental tranche	100,000	-
(- ) Debt issuance costs – initial tranche	(27,007)	-
(- ) Debt issuance costs – incremental tranche	(4,544)	-
(- ) Allocation to DFC warrant liability (refer to Note 9)	(95,456)	-
(+) Accrued interest	6,107	-
Closing balance	304,100	-
Current	6,107	-
Non-Current	297,993	-
Because the fair value of the DFC Embedded Derivative Liability at issuance exceeded the net proceeds of the Incremental Loan (gross proceeds of $100,000, net of debt issuance costs of $4,544), the Incremental Loan (debt host) was initially recognized at a nominal carrying value, and the Company recognized a loss on initial recognition equal to the excess of the fair value of the DFC Embedded Derivative Liability over such net proceeds, inclusive of the effect of debt issuance costs. Refer to Note 9
As of June 30, 2026, the Company incurred certain third-party costs directly attributable to obtaining a DFC financing arrangement for the amount of US$ 31,551.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
7Class A preferred shares
On October 21, 2021, the Company issued 1,000 Class A preferred shares to OMF for aggregate proceeds of US$ 30,000. The instrument provides for cumulative cash remuneration at an annual fixed rate of 10%, which is recognized as interest expenses in the consolidated statements of operations.
The Class A Preferred Shares are mandatorily redeemable on a fixed date, December 31, 2029, as amended on October 18, 2024, and may be subject to acceleration upon the occurrence of certain specific events. The Company is unconditionally obligated to redeem the instrument for cash, and the remuneration is payable regardless of whether dividends are declared.
Based on these contractual terms, the Company determined that Class A Preferred Shares represent a mandatorily redeemable financial instrument with an unconditional obligation to transfer assets. Accordingly, the instrument is classified as a financial liability in accordance with ASC 480 and was initially recognized at fair value, which approximated the liquidation amount at the time of issuance. The conversion features included in the agreement were assessed and determined not to be substantive. As a result, the instrument does not qualify for equity or mezzanine classification. After initial recognition, the liability is measured at amortized cost, with the fixed 10% annual return recognized as interest expense over the term of the instrument.
Prior to the amendment executed on October 18, 2024, the mandatory redemption date was October 21, 2025. The Company evaluated the amendment in accordance with ASC 470 and concluded that the changes in contractual cash flow did not meet the criteria for debt extinguishment. Accordingly, the amendment was accounted for as a modification of the existing liability.
On March 5, 2026, the Company repaid in full the entire outstanding principal balance under the Facility, including all capitalized interest accrued through the repayment date, resulting in the extinguishment of all obligations of the Company under the Facility as of such date.
The carrying amount of the Class A Preferred Shares liability as of June 30, 2026 and December 31, 2025 is summarized below:

	June 30, 2026	December 31, 2025
Opening balance	45,377	41,109

(+) Annual interest of 10% incurred	2,276	4,268
(-) Payments	(47,653)	-
Closing balance	-	45,377

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
8Private placement Warrant liability
On December 29, 2022, the Company issued private placement warrants to Energy and Minerals Group (“EMG”) and Vision Blue Resources Limited (“VBR”) (collectively the "Investors") in connection with the US$ 150,000 equity investment. The Company agreed to issue and sell to each Investor the corresponding number of fully paid and nonassessable ordinary shares, without par value, of the Company at a price of US$ 0.01 per warrant, along with 844,285.46 and 584,285.54 warrants to each of the Investors, respectively, duly authorized, validly issued, and free from all liens.
On January 12, 2026, the Company entered into arrangements for interim funding under a cost overrun facility with certain shareholders (MVB Investment Holdings LLC, VB (Rare Earths) Limited, and EMG Fund V SVRE Holdings, LLC, collectively, the “Participants”) and OMF FUND III (F) Ltd.. The Participants funded US$18,000. In connection with the Participants’ funding, the Company issued 1,028,571 warrants to purchase ordinary shares at an exercise price of US$ 0.01 per share (342,857 warrants issued to each Participant based on equal funding), with quantities determined at one warrant per US$17.50 of principal amount funded, subject to the rounding mechanics in the warrant documentation.
As of June 30, 2026 and December 31, 2025, there were 2,457,145 and 1,428,571 warrants outstanding, respectively.
The warrants are subject to automatic exercise in full only upon the occurrence of a public offering, investor qualified sale or Company sale, each representing a Triggering Event. The warrants are not exercisable under any other circumstances. If no Triggering Event occurs, the warrants remain outstanding and do not provide the holders with any alternative exercise or settlement rights.
The warrants are classified as liabilities as they do not meet the criteria for equity classification. Accordingly, the warrant liabilities are measured at fair value, with changes in fair value recognized in the Condensed consolidated statement of operations.
The fair value of the warrant liabilities is classified within Level 3 of the fair value hierarchy under ASC 820, Fair Value Measurements. The Company estimates the fair value of the warrants using Monte Carlo simulation model, which incorporates significant inputs such as the Company’s share price, expected volatility, risk-free interest rate, expected term, and the estimated probability of the Triggering Event.
The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the Brazilian Treasury zero-coupon yield curve on the grant date for a maturity like the expected remaining life of the warrants. Maturity is modelled probabilistically based on the timing of potential triggering events (Public Offering, Investor Qualified Sale, or Company Sale). To estimate the timing uncertainty, a Poisson distribution is applied, using cumulative probabilities derived from management’s estimates of trigger-event likelihood. Each simulation run captures both the uncertainty in event timing and its effect on warranty value, aligning the financial valuation with realistic business assumptions and market conditions.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

	June 30, 2026	December 31, 2025
Spot price	US$ 9.08	US$ 9.08
Strike price	US$ 3.10	US$ 3.10
Free Risk Rate (year)	5.43%	5.57%
Volatility (year)	40.48%	41.11%

The table below presents a roll forward of the private placement warrant liability:

	June 30, 2026	December 31, 2025
Opening balance	8,625	973

(+) Additional warrants issued at fair value	6,212	-
(+/-) Fair value change in private placement warrants liability	(62)	7,652
Closing balance	14,775	8,625

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
9DFC warrants liability
On June 4, 2026, in connection with the disbursement of the incremental tranche under the DFC loan facility (refer to Note 6.3), the Company issued to the United States International Development Finance Corporation ("DFC") two warrant certificates (the "DFC Warrants") entitling DFC to receive newly issued ordinary shares, without par value, of the Company at a price of US$0.0001 per warrant. The first certificate entitles DFC to receive that number of shares equal to 2% of the aggregate fair market value of all outstanding shares on a fully diluted basis at the time of exercise, and the second entitles DFC to receive that number of shares equal to 10% of such aggregate fair market value on a fully diluted basis. Together, the DFC Warrants represent up to 12% of the aggregate fair market value of the Company's equity on a fully diluted basis at the time of exercise.
The DFC Warrants are exercisable in whole and not in part. Voluntary exercise is not permitted during the 36-month lock-up period commencing on the issuance date. The DFC Warrants are subject to automatic exercise in full only upon the occurrence of a Liquidity Event, defined as: (i) any transaction or series of related transactions as a result of which any person or group acquires, directly or indirectly, more than 50% of the outstanding voting securities of the Company; (ii) the sale, transfer, or other disposition of all or substantially all of the assets of the Company; (iii) the consummation of an acceptable initial public offering; or (iv) the completion of a SPAC transaction or other similar business combination resulting in the Company becoming a publicly traded entity. The DFC Warrants are not exercisable under any other circumstances prior to the expiration of the lock-up period. Upon any exercise, voluntary or automatic, the Company is required to pay DFC in cash all outstanding unpaid fees and accrued but unpaid interest on the Incremental Loan, after which the outstanding principal of the Incremental Loan and all such amounts are deemed repaid in full. The DFC Warrants expire on the earlier of the maturity date of the Incremental Loan and the date of any voluntary or mandatory prepayment of the Incremental Loan in full.
The Company evaluated the DFC Warrants under ASC 815, Derivatives and Hedging, and concluded that the DFC Warrants represent an equity conversion feature embedded within the Incremental Loan, rather than a freestanding financial instrument, given their contractual and economic linkage to the Incremental Loan, including the automatic termination of each DFC Warrant upon exercise of the other and upon repayment of the Incremental Loan. Because the number of shares issuable is not fixed and is subject to a contractual minimum-return provision referencing the Incremental Loan's own cash flows, the embedded feature is not considered indexed to the Company's own stock under ASC 815-40-15. Accordingly, the embedded conversion feature has been bifurcated from the Incremental Loan and is separately recognized as a derivative liability, initially and subsequently measured at fair value, with changes in fair value recognized in the condensed consolidated statement of operations.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
At issuance on June 4, 2026, the fair value of the DFC Embedded Derivative Liability exceeded the proceeds received under the Incremental Loan. As a result, the amount allocated to the Incremental Loan (debt host) at issuance was not material, and the Company recognized a loss on initial recognition of the DFC Embedded Derivative Liability within the condensed consolidated statement of operations. Subsequent to issuance and through June 30, 2026, the fair value of the DFC Embedded Derivative Liability increased further, with the corresponding change in fair value recognized within the condensed consolidated statement of operations for the quarter then ended. The Incremental Loan (debt host) is separately accounted for under ASC 470 and accretes to its principal amount through interest expense using the effective interest method (refer to Note 6.3).
The fair value of the DFC warrant liabilities is classified within Level 3 of the fair value hierarchy under ASC 820, Fair Value Measurements. The Company estimates the fair value of the DFC Warrants using a probability-weighted scenario model incorporating three mutually exclusive outcomes: (i) a Liquidity Event, under which the DFC Warrants are automatically exercised and the payoff reflects the discounted intrinsic value of the warrants at the implied transaction consideration; (ii) a loan repayment or prepayment event, under which the DFC Warrants expire without exercise; and (iii) a residual outcome, under which neither event occurs within the modelled horizon. The fair value is computed as the probability-weighted sum of the discounted payoff across these scenarios. Significant unobservable inputs include the estimated probability of each scenario, the implied exit value per share, and the discount rate applied to each payoff.

	June 30, 2026	December 31, 2025
Spot price	US$ 21.58	-
Strike price	US$ 6.57	-
Free Risk Rate (year)	5.38%	-

The table below presents a roll forward of the DFC warrant liability:

	June 30, 2026	December 31, 2025
Opening balance	-	-

(+) Additional warrants issued at fair value	210,200	-
(+/-) Fair value change in DFC warrants liability	4,862	-
Closing balance	215,062	—

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
As of June 30, 2026, the DFC Embedded Derivative Liability had a fair value of US$215,062. The liability was initially recognized using US$95,456 of the net proceeds from the Incremental Loan allocated to the embedded derivative. The resulting cumulative amount recognized in the condensed consolidated statement of operations through June 30, 2026 was US$119,606, representing the difference between the liability’s fair value at June 30, 2026 and the amount allocated from the Incremental Loan proceeds. The US$119,606 amount is included in financial expenses in the condensed consolidated statement of operations. Refer to Note 6.3 for the allocation of the Incremental Loan proceeds and Note 13 for the presentation of the related financial expense.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
10Royalty agreement
On October 21, 2021, SVRE entered into a royalty rights agreement (“Royalty Agreement") with OMF Fund III (F) Ltd. (the "Original Royalty Holder") and TMF Canada Inc.. In consideration for a payment of US$40,000 (the "Royalty Purchase Price"), the agreement granted the Original Royalty Holder a perpetual royalty over future cash flows from the sale or other disposal of products extracted from the Project. On February 23, 2023, the Original Royalty Holder assigned all of its rights and obligations under the Royalty Agreement to OMF Fund III (CR) Ltd., a company organized under the laws of the Cayman Islands.
The royalty rate was initially set at 4.75%, calculated and due quarterly in U.S. dollars, and subject to adjustment under the terms of this agreement. The Royalty Purchase Price was payable in two tranches. The first tranche of US$ 20,000 (US$ 17,784 net of transaction costs of US$ 2,216) was received on October 25, 2021 and the second tranche of US$ 20,000 (US$ 19,673 net of transaction costs of US$ 327) was received on September 29, 2023.
On August 15, 2023, the Royalty Agreement was amended to (i) split into two separate royalty agreements: the Buyback Royalty Agreement, under which SVRE held a buyback option, and the Non-Buyback Royalty Agreement, each with a royalty rate of 2.375% and (ii) require the Company to make an annual payment if actual royalty bearing sales fall below a specified percentage of forecasted sales for any 12-month period.
On October 18, 2024, the parties amended the royalty agreements to remove the buyback option of the Buyback Royalty Agreement and to increase the royalty rate of both agreements to 2.625%. The same amendment also postponed the commencement of the annual minimum payments to after the first actual sale following March 31, 2026. As of the date of issuance of these financial statements, no sales have been recorded by the Company subsequent to March 31, 2026.
The Company accounts for the Royalty Agreement as a debt instrument under ASC 470 – Debt (Sales of Future Revenues), because the Company retains significant continuing involvement in generating the cash flows that serve as the basis for the royalty payments to the royalty holder. The debt is measured using the effective interest method, and the estimates of future cash flows are reviewed each reporting period; changes in those estimates are recognized on a prospective basis.

	June 30, 2026	December 31, 2025
Opening balance	73,027	55,458

(-) Royalty payments	(35)	(95)
(+) Accrued interest	85,664	17,664
Closing balance	158,656	73,027
Current	19,429	5,769
Non-Current	139,227	67,258

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
11Accounts payable and Accrued expenses

	June 30, 2026	December 31, 2025

Accrued expenses	21,382	6,757
Suppliers	15,815	10,282
Contractual retentions	45	42
Closing balance	37,242	17,081
Current	37,080	17,081
Non-Current	162	-

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

12Pending Merger with USA Rare Earth, Inc.
On April 19, 2026, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with USA Rare Earth, Inc. ("USAR"), Middlebury Merger Sub Ltd., an indirect wholly owned subsidiary of USAR ("Merger Sub"), and Serra Verde Rare Earths Ltd., acting in the capacity of seller representative. Pursuant to the Merger Agreement, and subject to the satisfaction of customary closing conditions and receipt of required regulatory approvals, the Company will merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of USAR. The transaction is expected to close in the third quarter of 2026.
The aggregate consideration to be received by the Company's shareholders at closing consists of (i) US$300,000 in cash and (ii) 126,849,307 common shares of USAR. Based on USAR's share price of US$19.95 as of April 17, 2026, the implied total transaction value is approximately US$2,600,000. Upon closing, the Company's shareholders will own approximately 34% of USAR on a pro forma basis.
Upon closing, all outstanding warrants, including the DFC Warrants described in Note 9, will be automatically exercised and converted into ordinary shares immediately prior to the Merger. All outstanding RSUs and SARs, whether vested or unvested, will accelerate in full and be cancelled in exchange for a pro rata portion of the merger consideration. Stock options not subject to performance conditions will be similarly cancelled on a cashless basis for merger consideration, while performance-vesting options held by continuing service providers will be substituted with USAR RSUs subject to continued service vesting. The Company's equity incentive plan will be terminated at closing. No fractional shares will be issued.
On April 20, 2026, SV Management Switzerland AG, a wholly owned subsidiary of the Company, entered into a long-term Offtake Agreement with US SIIE, LLC, a special purpose vehicle capitalized by U.S. government agencies and private capital sources, providing for the sale and purchase of 100% of Phase 1 production of separated rare earth products from the Company's mine and processing facility in Brazil. The Offtake Agreement includes guaranteed minimum floor prices and mechanisms for shared upside, and has a term continuing until the earlier of the date the seller has delivered products derived from 198,000,000 metric tons of run-of-mine ore or 20 years after the facility commences commercial operations.
As of June 30, 2026, the Merger had not closed and no accounting entries have been recorded in connection with the Merger Agreement or the Offtake Agreement.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
13Financial income and expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Financial income
Income from financial investments	832	607	1,007	1,729
Gain on fair value change in private placement warrants liability	-	-	-	-

Total financial income	832	607	1,007	1,729

Financial expenses
Loss on fair value change in private placement warrants liability	(119,540)	(83)	(125,756)	(83)
Interests on loans and financing	(3,707)	(175)	(8,329)	(347)
Tax on financial transactions	-	-	-	-
Interest and penalties on overdue amounts	-	-	-	-
Accretion expense - ARO	(103)	(110)	(449)	(202)
Other income (expense)	(1,404)	(4,837)	(2,438)	(5,286)

Total financial expenses	(124,754)	(5,205)	(136,972)	(5,918)

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
14Other expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Other Expenses
Non-attributable production costs	(7,525)	43	(9,023)	(494)
Rent / Lease	(1,585)	(232)	(2,559)	(1,367)
Depreciation and amortization	(794)	(801)	(1,530)	(1,599)
Other	(1,701)	(1,033)	(1,677)	(1,332)

Total other Expenses	(11,605)	(2,023)	(14,789)	(4,792)

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of June 30, 2026 and December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
15Subsequent events
The Company has analyzed its operations subsequent to June 30, 2026 to August 28, 2026, the date these consolidated interim financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these interim consolidated financial statements.